Exhibit 99.1

The Razin Group Files Definitive Proxy Statement and Sends Letter to NextGen Healthcare Shareholders

 Highlights the Company’s Prolonged Underperformance and Stagnation During the Six-Year Chairmanship of Jeffrey Margolis

Notes That Misaligned Directors and Underperforming Executives Have Enjoyed Excessive Compensation While Shareholders Have Endured Dismal Results

Urges Shareholders to Ignore the Distortions and Misinformation That Mr. Margolis and His Allies are Utilizing to Divert Attention Away From Their Poor Track Records

Vote on the BLUE Proxy Card to Elect the Razin Group’s Minority Slate and Reset the Balance of Power in the Company’s Insular Boardroom

September 14, 2021 09:30 AM Eastern Daylight Time

IRVINE, Calif.--(BUSINESS WIRE)--Sheldon Razin, who collectively with Lance Rosenzweig and the other participants in his solicitation (collectively, the “Razin Group”) owns approximately 15.2% of the outstanding common shares of NextGen Healthcare, Inc. (NASDAQ: NXGN) (“NextGen Healthcare” or the “Company”), today filed a definitive proxy statement with the U.S. Securities and Exchange Commission in connection with the Company’s Annual Meeting of Shareholders scheduled for October 13, 2021. Messrs. Razin and Rosenzweig also sent the below letter to shareholders. The Razin Group urges shareholders to vote on the BLUE Proxy Card to elect its four-member slate to the Company’s nine-member Board.

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Dear Fellow Shareholder,

We believe NextGen Healthcare, Inc. (“NextGen Healthcare” or the “Company”) is at a pivotal crossroads following years of anemic growth, eroding margins, poor corporate governance, questionable acquisitions and sustained underperformance. We contend that under the leadership of Chairman Jeffrey Margolis and his allies, the Board of Directors (the “Board” or the “Margolis Board”) has abandoned the spirit of innovation and open-mindedness that has always been at the heart of the business. We contend that continuing to allow these individuals to maintain boardroom control will lead NextGen Healthcare further down a path to irreversible value destruction. This is why we are seeking to elect four highly-qualified director candidates – including new independent nominees Kenneth H. Fearn and Ruby Sharma – at the Annual Meeting of Shareholders (the "Annual Meeting") now scheduled to be held on October 13, 2021.

Although the Margolis Board is waging a low-road campaign to smear us, while brazenly misrepresenting the Company’s past six years of underperformance, we urge you to see through this smokescreen. We believe that the Margolis Board is desperately trying to divert attention away from its perpetual failure to create long-term value for shareholders. The fact is that a dollar invested in NextGen Healthcare on the day Mr. Margolis became Chairman in 2015 is worth practically the same today.

It is important to underscore that our campaign is not about obtaining control or reinstating a dividend. This election contest is about resetting the balance of power in what has been a dysfunctional and insular boardroom for far too long. We believe shareholders can help breathe new life into the Board and position the Company for long-term success by voting on the BLUE Proxy Card to:

•	Elect our four aligned and experienced director candidates, who collectively possess capital markets acumen, corporate governance knowhow, finance and transaction expertise, and healthcare and technology backgrounds;
•	Facilitate the removal of Mr. Margolis and three other incumbent directors – Craig Barbarosh, George Bristol, and Morris Panner – who have held leadership positions on the Margolis Board during a period of persistent stagnation;
•	Reject the Company’s currently proposed reincorporation in Delaware, which would strengthen the Margolis Board’s unilateral power and reduce shareholders’ rights, including through a provision in the new charter that would take away shareholders’ existing ability to fill director vacancies, and;
•	Reject the Company’s attempted manipulations of the corporate machinery, including new proposals that would prevent shareholders from acting by written consent and empower the Margolis Board to unilaterally fix the number of directors.

We view the Margolis Board’s reactionary entrenchment maneuvers as a clear attempt to restrict shareholders’ ability to have input on the Company’s governance. If Mr. Margolis and the three directors we are seeking to replace are so confident in their records, we contend that they would not assume such an anti-shareholder posture. We suspect that these entrenched directors are well aware that their performance in the boardroom has not earned them re-election on the merits. They seem to be focused on sustaining lofty director fees without providing any assurance that the Company’s business performance will improve under their continued leadership.

WE BELIEVE THE MARGOLIS BOARD’S LEADERSHIP CANNOT OUTRUN ITS RECORD OF PRESIDING OVER DISMAL FINANCIAL PERFORMANCE

While the Margolis Board’s most recent letter boasts of purported accomplishments, it conspicuously omits any mention of shareholder returns. We assume this is due to the fact that the Company’s share price has dramatically underperformed the broader market, industry indices and the majority of peers since Mr. Margolis was appointed Chairman in November 2015. This alarming underperformance has occurred over every relevant time horizon under Mr. Margolis’ leadership.

	1-Year Return	3-Year Return	5-Year Return	Margolis Tenure Returns
Russell 2000	37.04%	30.90%	83.93%	93.39%
S&P SmallCap 600 Health Care	35.04%	32.18%	150.30%	161.48%
S&P SmallCap 600 Information Technology	47.53%	63.10%	131.19%	166.04%
NextGen Healthcare	9.21%	-32.06%	29.80%	2.67%
Note: Returns run through 8/19/21.

In contrast, the Company’s share price appreciated more than 1,150% during the Razin chairmanship.1 Even Mr. Margolis acknowledged this accomplishment in 2015, when he publicly stated the following: “[i]t is an honor to follow Shelly Razin in the role of chairman […] I admire his accomplishments as an inspirational founder and look forward to garnering his wisdom as chairman emeritus.”2

The reality is that Mr. Margolis inherited a strong business that had a sizable cash position, minimal debt and high-performing operations. As one can see by reviewing NextGen Healthcare’s performance since Mr. Margolis took the reins of the Company, the entrenched directors have failed to build on the platform they were handed.

WE BELIEVE MR. MARGOLIS AND THE COMPANY’S REMAINING ENTRENCHED DIRECTORS ARE WED TO A FAILED STRATEGY THAT IS NOT GENERATING RESULTS

We encourage shareholders to see through the Margolis Board’s recent contention that it has spent the past six years addressing “legacy business problems.” The truth is NextGen Healthcare has devoted the past several years to executing a strategy that included allocating more than $200 million to largely non-accretive acquisitions. We believe shareholders should closely scrutinize the Margolis Board’s so-called transformation strategy, particularly in light of the fact that the Company’s share price was higher in early 2016 – before this acquisition spree began – than it is today.

We believe the following points are especially notable:3

•	The Company’s compound annual growth rate has been approximately 2%, which is an anemic level, during the Margolis chairmanship;
•	The Company’s net income has plunged from $27.3 million in the year prior to Mr. Margolis becoming Chairman to just $9.5 million in fiscal year 2021, down a dramatic 69%;
•	The Company’s shares trade at a multiple of less than 2x annual revenue, whereas certain high-performing peers are trading at multiples of more than 4x annual revenue;
•	Notwithstanding this poor performance, executive compensation has increased by approximately 75% since fiscal year 2016, and;
•	Total director compensation has increased by more than 70% since the year before Mr. Margolis became Chairman.

Shareholders have also suffered due to the Margolis Board’s failure to consider alternative strategies for creating value. Rather than engage with shareholders on an ongoing basis to solicit constructive feedback, the Margolis Board has continually focused on deals. We also believe the Margolis Board has been outright dismissive when it comes to considering a strategy that prioritizes organic growth and margin expansion because it does not know how to implement a plan like that. Fortunately, we do. We have done it before at NextGen Healthcare and at other companies, and we can work to achieve these outcomes at the Company going forward.

WE BELIEVE MR. MARGOLIS AND THE COMPANY’S REMAINING ENTRENCHED DIRECTORS ARE RESPONSIBLE FOR DISMAL CORPORATE GOVERNANCE

The Margolis Board’s recent attempts to initiate entrenchment maneuvers and manipulate the corporate machinery reflect its apparent disregard for sound governance. We hope shareholders recognize that the Margolis Board only decided to pursue a reincorporation in Delaware and eliminate cumulative voting following our nominations, suggesting to us that these were reactionary tactics designed to protect entrenched directors. We contend that a board of directors truly concerned with good governance would not be seeking to ram through a reincorporation that would:

•	Preclude shareholders from filling director vacancies;
•	Raise the threshold for calling a special meeting by 50%;
•	Prohibit shareholders from acting by written consent;
•	Allow the Board to unilaterally fix the number of directors, and;
•	Eliminate cumulative voting in the election of directors in a self-serving manner.

We also find it troubling that the same directors now attacking us and claiming to be champions of diversity spent most of the past six years disregarding the need for more female and minority representation in the boardroom. We cannot help but deem these recent claims as disingenuous and reactionary.

Unfortunately, the Margolis Board’s governance failures extend well beyond the aforementioned areas. Mr. Margolis has fostered an imperial boardroom culture that stifles debate and punishes dissension. This insular posture led the Margolis Board to ignore our calls for better succession planning prior to Chief Executive Officer Rusty Franz’s recent departure. The absence of a viable succession plan created a power vacuum, which has been filled by an Oversight Committee that includes just Messrs. Margolis and Barbarosh. We fail to see how it is good governance for the Margolis Board’s Chairman and Vice Chairman to further consolidate their power after failing to fulfill their most fundamental duty to keep a functioning management team in place. Moreover, we are very concerned that the Board’s ongoing search for a Chief Executive Officer is a hollow process intended to lay the groundwork for appointing an internal candidate already beholden to Mr. Margolis and his unjustified largesse.

It is also noteworthy that the Margolis Board’s Compensation Committee facilitated a highly-questionable pivot away from thoughtful performance-based share vesting for executives in favor of straight grants and other ineffective grants measured against the Company’s budget. We believe this formula disincentivized management from focusing on organic growth and innovation. The Margolis Board also continued to authorize large bonuses and share grants to executives during years in which shareholders incurred losses.

WE URGE OUR FELLOW SHAREHOLDERS TO VOTE ON THE BLUE PROXY CARD TO ELECT OUR SLATE AND RESET THE BALANCE OF POWER IN THE BOARDROOM

As noted, we are seeking to elect four individuals to NextGen Healthcare’s nine-member Board. We want to reset the balance of power in the boardroom – not obtain control of the Board.

Our four-member slate includes aligned, experienced and thoughtful individuals. The two of us will be focused on stabilizing the business and reinstituting good governance before stepping off at the right time for the Company in the coming years. Mr. Fearn and Ms. Sharma are focused on establishing long-term improvements across areas such as capital allocation, governance and strategic planning. They are the future leaders that the Company so desperately needs.

Notably, our slate has specific ideas that it intends to champion in the boardroom, if elected. These include:

•	Advocating for a revised, shareholder-friendly reincorporation in Delaware;
•	Developing a robust succession plan for all c-level roles and senior leadership positions;
•	Developing a clear and transparent capital allocation policy that is disclosed to shareholders;
•	Instituting a new executive compensation plan that aligns pay with performance, including share price appreciation;
•	Restructuring the sales team under its own P&L and establishing attractive incentives to spur increased organic growth, and;
•	Reducing spending on consultants, non-accretive initiatives and services that could be outsourced.

If shareholders vote to elect our slate and remove the entrenched directors at the Annual Meeting, we are confident that a refreshed Board will be able to have an open debate about the aforementioned initiatives. There is no need to continue to roll the dice on leadership that holds a minimal number of shares and has failed to deliver any meaningful value for six years.

Thank you for your engagement and support. We shall endeavor to keep you informed as we advance our efforts to achieve constructive change atop NextGen Healthcare.

Sincerely,

Sheldon Razin	Lance Rosenzweig

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1 Reflects the Company’s share price since its initial public offering through the close of trading on November 5, 2015, which was Mr. Razin’s final day as Chairman.

2 Company press release dated November 6, 2015.

3 Company filings.

Contacts
Harkins Kovler
Jordan Kovler / Rahsaan Wareham, 212-468-5380
jkovler@harkinskovler.com / rwareham@harkinskovler.com

MKA
Greg Marose / Bela Kirpalani, 646-386-0091
gmarose@mkacomms.com / bkirpalani@mkacomms.com